Philips announces pricing of TSMC ADS offering

Friday, May 18, 2007

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that its secondary offering of 1.2 billion common shares in the form of American Depositary Shares (‘ADSs’) in Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) (TAIEX: 2330, NYSE: TSM) has been priced at USD 10.68 per ADS. Each ADS represents five TSMC common shares.

This offering of TSMC shares on the New York Stock Exchange forms part of the multi-phased plan to facilitate an orderly exit by Philips from its shareholding in TSMC announced by Philips and TSMC on March 9, 2007.

Philips expects to receive net proceeds of approximately EUR 1,840 million after closing of this transaction, and expects to book a total non-taxable gain of approximately EUR 1,220 million in its financial results for the second quarter. Upon closing, which is scheduled for May 23, 2007, Philips will retain a holding of approximately 2.1 billion TSMC shares.

Philips also announced it has sold its remaining stake of approximately 2.5% of the issued share capital in US-based JDS Uniphase Corp (NASDAQ: JDSU). This transaction will result in a one-time financial loss of approximately EUR 10 million in Philips’ results for the second quarter.

Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. In particular, the offer and sale by Philips of TSMC shares, and the proceeds of any such sales, will depend on equity capital market conditions, particularly those relating to the semiconductor industry.

This release does not constitute an offer of any securities for sale. Any offer or sale of securities shall only be made in accordance with the requirements of the US Securities Act of 1933.

A copy of the written prospectus may be obtained by persons outside the United States from Goldman Sachs International, Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England or J.P. Morgan Securities Ltd., 10 Aldermanbury, London EC2V 7RF, United Kingdom (Attn: Equity Capital Markets Syndicate Desk), or, by persons in the United States, from Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad Street, New York, NY 10004, Fax: 212 902 9316 or email at prospectus-ny@ny.email.gs.com, or J.P. Morgan Securities Inc., Chase Distribution & Support Service, Attn: Charles Buckheit/Bob Foley, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245.